Filed Pursuant to Rule 424(b)(3)
File No. 333-36655

PROSPECTUS SUPPLEMENT NO. 3 dated April 9, 1998
(To Prospectus dated January 26, 1998)


                                10,464,708 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)


         This Prospectus Supplement updates the Prospectus dated January 26, 1998, as updated by the Prospectus Supplement No. 1 dated March 4, 1998, and Prospectus No. 2 dated March 20 (as so updated, "Prospectus") of LaserSight Incorporated, a Delaware corporation (the "Company").

         All of the fourth paragraph of Note (1) on the cover page of the Prospectus should be deleted and replaced with the following:

Note (1):

         The Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time (subject to certain restrictions) until August 29, 2000, on which date all shares of Series B Preferred Stock then outstanding will, subject to certain conditions, automatically be converted into Common Stock. The number of Conversion Shares issuable upon the conversion of each of the 560 shares of Series B Preferred Stock outstanding as of the date of this Prospectus Supplement equals $10,000 divided by the Conversion Price in effect on the date of such conversion. Currently, the Conversion Price equals the lesser of (i) a fixed price presently equal to $6.68 per share (the "Fixed Component"), or (ii) the average of the three lowest closing bid prices of the Common Stock during the 30 consecutive trading days preceding such conversion date. The Fixed Component of the Conversion Price may be reduced if the Company's shareholders approve certain proposals at the 1998 Annual Meeting. See "The Offering," "Selling Shareholders," "Plan of Distribution," "Risk Factors--Potentially Unlimited Number of Shares Issuable Upon Conversion of Preferred Stock" and "Description of Securities--Preferred Stock."

         All of the text under the caption "The Offering--Shares Offered by Selling Shareholders:" should be deleted and replaced with the following:

Shares Offered by Selling Shareholders:

Common Shares outstanding as of April 8, 1998    12,201,822
Conversion Shares issued to date upon
   conversion of Series B Preferred Stock        2,207,150
Conversion Shares issuable upon conversion of    Minimum: 838,323 (1)
   outstanding Series B Preferred Stock (4)      Current estimate: 3,107,514 (2)
                                                 Maximum: 7,467,558 shares (3)
Warrant Shares  issuable upon exercise of
   Series B Warrants (with an exercise price
   of $5.91 per share)(5)                        790,000 shares

--------------------------

         (1) Represents the number of shares that would be issuable if all 560 shares of Series B Preferred Stock outstanding on the date of this Prospectus were converted into Common Stock at the presently-effective maximum Conversion Price of $6.68 per share. See "Description of Securities--Preferred Stock--Series B Preferred Stock."

         (2) Represents the number of Conversion Shares that would have been owned by the Selling Shareholders if they had converted all of their outstanding shares of Series B Preferred Stock into Common Stock as of April 8, 1998. Currently, the actual number of Conversion Shares issuable upon any conversion date will equal (i) the original purchase price ($10,000 per share) of the preferred shares being converted on such date divided by (ii) a Conversion Price equal to the lesser of the Fixed Component (presently $6.68 per share) or the average of the three lowest closing bid prices of the Common Stock during the 30 consecutive trading days preceding such conversion date. The actual number of Conversion Shares ultimately issued will depend on, among other things, the timing of conversion decisions, the closing bid prices of the Common Stock prior to each such conversion election, and a reduction in the Fixed Component of the Conversion Price if approved by the Company's shareholders at the 1998 Annual Meeting. See "Description of Securities--Preferred Stock--Series B Preferred Stock." Additional shares of Common Stock may from time to time be issued as dividends on, or as payments of amounts due to the holders of, the Series B Preferred Stock.

         (3) Represents the number of Conversion Shares offered by this Prospectus reduced by the number of Conversion Shares issued to date. This number could be less or more than the number of Conversion Shares that are ultimately issued. If, as of any date, the number of Conversion Shares then eligible for sale pursuant to this Prospectus becomes less than 175% of the number of Conversion Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Conversion Shares under the Securities Act. See "Description of Securities--Preferred Stock."

         (4) As of the date of this Prospectus Supplement, and subject to certain conditions, no more than 195,484 additional Conversion Shares may be issued before June 12, 1998 or, subject to certain conditions, September 14, 1998. The Series B Agreement may be terminated by the holders of the
     Series B Stock under certain circumstances. See "Description of Securities--Preferred Stock--Series B Preferred Stock."

         (5) This exercise price of $5.91 per share may be reduced to $2.753 per share (115% of the average closing bid price of the Common Stock during the five trading days after March 16, 1998) if the Company's shareholders approve certain proposals at the 1998 Annual Meeting. See "Description of Securities--Preferred Stock."


     All of the text in the second paragraph immediately following the caption "Description of Securities" should be deleted and the replaced with the following:

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of April 8, 1998, 12,201,822 shares of Common Stock were outstanding (not including shares issuable upon the exercise of outstanding stock options or upon the conversion of outstanding preferred stock). As of such date, the only shares of preferred stock outstanding were 560 shares of the Series B Preferred Stock.

     All of the text under the caption "Description of Securities--Preferred Stock--Series B Preferred Stock" should be deleted and the replaced with the following:

     Series B Preferred Stock

     On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. On October 28, 1997, the Company completed an optional redemption of 305 of such shares. The Company's option to redeem additional shares of Series B Preferred Stock expired in January 1998. Pursuant to an agreement dated February 4, 1998 between the Company and the holders of the Series B Preferred Stock, the Company has repurchased an additional 351 shares tendered by such preferred holders. As of April 8, 1998, the holders of the Series B Preferred Stock converted 384 shares of their shares into Common Stock. As of the date of this Prospectus Supplement, 560 shares of Series B Preferred Stock remain outstanding.

     Upon the expiration of the Initial Restricted Period and the Extended Restricted Period, if any, the Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time until August 29, 2000, on which date all shares of Series B Preferred Stock then outstanding will automatically be converted into Common Stock, provided that all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock are then (i) authorized and reserved for issuance, (ii) registered under the Securities Act for resale and (iii) eligible to be traded on either the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange or the American Stock Exchange. Until the proposals described below are approved by the Company's shareholders at the 1998 Annual Meeting, the Conversion Price will equal the lesser of the Fixed Component or the average of the three lowest closing bid prices of the Common Stock during the 30 trading days preceding such conversion date. If a conversion occurs when the Common Stock is not listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange, the otherwise-applicable Conversion Price will be multiplied by 0.93.

     On March 13, 1998, the Company entered into the Series B Agreement whereby the holders of the Series B Preferred Stock agreed to the Conversion Limitation during the Initial Restricted Period. In addition to agreeing to such Conversion Limitation, the holders of the Series B Preferred Stock granted the Company an option to purchase any or all of the remaining Series B Preferred Stock at a price equal to 120% of the face amount of the Series B Preferred Stock (the "Purchase Option") at any time before the expiration of the Initial Restricted Period. The holders of the Series B Preferred Stock agreed to extend the duration of the Conversion Limitation and the period during which the Company may exercise the Purchase Option until the termination of the Extended Restricted Period if the Company's shareholders approve the proposals described below.

     The first proposal to be considered by the Company's shareholders at the 1998 Annual Meeting with respect to the Series B Preferred Stock includes an adjustment to the Fixed Component of the Conversion Price. If approved by the Company's shareholders and if the Conversion Limitation remains in effect through September 14, 1998, the Fixed Component of the Conversion Price of the Series B Preferred Stock will be an amount equal to (i) $6.68, or (ii) if the Extended Restricted Period is not terminated prior to September 14, 1998, the lesser of (A) $6.68, or (B) 110% of the average closing bid prices of the Common Stock for the 20 consecutive trading days ending on the last day of the Extended Restricted Period. Currently, the Conversion Price equals the lower of the Fixed Component or the average of the three lowest closing bid prices per share of Common Stock during the preceding 30 trading days.

     The second proposal to be considered by the Company's shareholders at the 1998 Annual Meeting with respect to the Series B Preferred Stock includes a reduction in the exercise price of the warrants issued to the holders of the Series B Preferred Stock in August 1997 (the "Existing Warrants"). If approved by the Company's shareholders, the exercise price of the Existing Warrants will be reduced from $5.91 per share to $2.753 per share (115% of an average closing bid price of the Common Stock during the five trading days immediately following March 16, 1998). The Existing Warrants would remain exercisable at any time through August 29, 2002 and would not be subject to the Conversion Limitation.

     If at the 1998 Annual Meeting, the Company's shareholders fail to approve either of the two proposals, the Company will be required to issue to the holders of the Series B Stock an aggregate of 750,000 additional warrants (the "Additional Warrants") to purchase Common Stock at a price equal to $2.753 per share (115% of an average closing bid price of the Common Stock during the five trading days immediately following March 16, 1998). The Additional Warrants would be exercisable at any time through August 29, 2002 and would not be subject to the Conversion Limitation.

     The Initial Restricted Period and the Extended Restricted Period may be terminated by the holders of the Series B Preferred Stock during either of such periods under any of the following circumstances:

     o As of the end of any month, the Company's current ratio (current assets divided by current liabilities) falls below 1.1 to 1;

     o As of the end of the first or second quarter of 1998, the Company's income or loss from operations for such quarter has not improved relative to the Company's results for the prior quarter; or

     o   At any time,  the Company  undergoes  or  announces a material  adverse change in its financial condition, operating results, assets, liabilities, operations or business prospects which is material to the Company and its subsidiaries taken as a whole. The Series B Agreement does not specify any criteria for determining whether such a change qualifies under this "material adverse" standard.

     If the Initial Restricted Period or the Extended Restricted Period is terminated as provided for above, the Conversion Limitation and Purchase Option in effect during such period will be terminated. If the Initial Restricted Period is terminated prior to June 12, 1998 due to the occurrence of one or more of these circumstances, then the Company will be required to issue the Additional Warrants.

     Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends, if any, accrued on such share.

     In addition, if the Company were to default on certain of its obligations, all or a portion of the Series B Preferred Stock would become redeemable at the option of its holders at the Special Redemption Price (as defined below). Such defaults include (i) subject to limited exceptions, if the Company's registration statement under the Securities Act relating to the resale of the Series B Conversion Shares or Series B Warrant Shares becomes unavailable for such resales, or (ii) if the Company becomes required to register additional Series B Conversion Shares, but for any reason fails to cause a registration statement relating to such shares declared effective by the SEC within 30 days after such obligation first arises.

     For this purpose, the "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 1.25 or (ii) a fraction, the numerator of which would equal the highest closing bid price of the Common Stock during the period beginning 10 trading days before the redemption date and ending five business days after such date, and the denominator of which would equal the Conversion Price (as herein defined) that would have been applicable if the preferred shares had been converted as of the redemption date. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment beyond such five business days will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).


     All of the text in the second paragraph immediately following the caption "Selling Shareholders" should be deleted in its entirety and the following should be inserted in its place:

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership of Series B Preferred Stock by the Selling Shareholders, the beneficial ownership of Common Stock by the Selling Shareholders (where indicated by footnote, on a pro forma basis as if all 560 outstanding shares of Series B Preferred Stock had been converted into Common Stock as of April 8,
1998), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus. See "The Offering.

                                                 Common Stock                                Common Stock
                              Shares of       Beneficially Owned                          Beneficially Owned
                              Preferred      Prior to the Offering       Shares of        After the Offering
                                Stock        ---------------------        Common          ------------------
                              Presently     Conversion      Warrant       Stock         Number       Percent of
Selling Shareholder             Owned        Shares(1)     Shares(2)    to be Sold     of Shares     outstanding
-------------------             -----        ---------     ---------    ----------     ---------     -----------
CC Investments, LDC (3)          107        1,674,201       234,375      1,908,576        --             --
Societe Generale (4)             157          986,184       140,625      1,126,809        --             --
Shepherd Investments
     International, Ltd.(5)      148        1,327,140       187,500      1,514,640        --             --
Stark International (6)          148        1,327,140       187,500      1,514,640        --             --
Harlan P. Kleiman                N/A               --        26,516         26,516        --             --
Robert K. Schacter               N/A               --         8,188          8,188        --             --
Thomas J. Griesel                N/A               --         1,416          1,416        --             --
Steven Lamar                     N/A               --         3,880          3,880        --             --

--------------

*  Without giving effect to any exercise of the Series B Warrants.

(1) As of the date of this Prospectus Supplement, no more than 195,484 additional Conversion Shares may be issued before June 12, 1998 or, subject to certain shareholder approval requirements, September 14, 1998. This limitation will may expire before such date under the circumstances described under "Description of Securities--Preferred Stock--Series B Preferred Stock."


(2) Assumes the exercise in full by such Selling Shareholder of its Series B Warrants (with an exercise price of $5.91 per share). See "Description of Securities--Warrants."

(3) As of the date of this Prospectus Supplement, CC Investments owns 1,080,444 shares of Common Stock. The 593,757 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that CC Investments would have owned if it had converted all of its Series B Preferred Stock into Common Stock as of April 8, 1998. The actual number of Conversion Shares to be received may be significantly more or less than this amount and will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.

(4) As of the date of this Prospectus Supplement, Societe Generale owns 114,970 shares of Common Stock. The 871,214 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that would have been owned by Societe Generale if it had converted all of its Series B Preferred Stock into Common Stock as of April 8, 1998. The actual number of Conversion Shares to be received may be significantly more or less than this amount and will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.

(5) As of the date of this Prospectus Supplement, Shepherd Investments International, Ltd. owns 505,868 shares of Common Stock. The 821,272 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that would have been owned by Shepherd Investments International if it had converted all of its Series B Preferred Stock into Common Stock as of April 8, 1998. The actual number of Conversion Shares to be received may be significantly more or less than this amount and will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.

(6) As of the date of this Prospectus Supplement, Stark International owns 505,868 shares of Common Stock. The 821,272 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that would have been owned by Stark International if it had converted all of its Series B Preferred Stock into Common Stock as of April 8, 1998. The actual number of Conversion Shares to be received may be significantly more or less than this amount and will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.
